NEWS RELEASE                                                   [CIGNA LOGO]
                                   EXHIBIT 20

                  Immediate


                  Albert D. Ciavardelli, Financial Relations - (215) 761-6128 Michael J. Monroe, Media Relations - (215) 761-6133


                       CIGNA'S SECOND QUARTER 1997 RESULTS


                      OPERATING INCOME SHOWS STEADY GROWTH;

                              OPERATING EPS UP 10%




PHILADELPHIA, JULY 30, 1997 -- CIGNA Corporation (NYSE:CI) today reported second quarter 1997 operating income* of $270 million, or $3.61 per share, versus $252 million, or $3.28 per share, reported in the second quarter of 1996. For the first half of 1997, operating income was $530 million or $7.10 per share, versus $471 million, or $6.13 per share, for 1996.

"We are pleased with the continued earnings growth which reflects strength in all of our major business segments. I remain confident that in spite of strong competition throughout the insurance industry we will see continued improvement. We also believe that the recent Healthsource acquisition and the sale of the individual life and annuity businesses will further strengthen our operations," said Wilson H. Taylor, CIGNA's Chief Executive Officer.




* Operating income (loss) is defined as net income (loss) excluding after-tax realized investment results.


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                                     - 2 -


SEGMENT RESULTS:

EMPLOYEE LIFE AND HEALTH BENEFITS

This segment, which includes CIGNA's HMO and indemnity operations, had operating income of $126 million in the second quarter of 1997. This compares with operating income of $121 million in the second quarter of 1996. For the first six months of 1997, operating income was $243 million, compared with $233 million for the same period last year.

HMO medical membership grew by approximately 280,000 covered lives, or 7%, since June 30, 1996.

Results for the Healthsource operations, which were acquired at the end of June 1997, will be included in CIGNA's results beginning with the third quarter.

EMPLOYEE RETIREMENT AND SAVINGS BENEFITS

This segment, which operates in the defined contribution and defined benefit markets, had operating income of $53 million in the second quarter of 1997. This compares with operating income of $44 million in the second quarter of 1996. For the first six months of 1997, operating income was $107 million, compared with $95 million for the first six months of 1996.

Assets under management at June 30, 1997 were $43.8 billion, an increase of 14% from $38.5 billion as of June 30, 1996.


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                                      - 3 -


INDIVIDUAL FINANCIAL SERVICES

This segment, which currently includes individual and corporate-owned life insurance; life, accident and health reinsurance; and annuity businesses, had operating income of $48 million in the second quarter of 1997. This compares with operating income of $42 million in the second quarter of 1996. For the first six months of 1997, operating income was $95 million, compared with $74 million in 1996.

The individual life insurance and annuity businesses, which (subject to regulatory approval) will be sold to Lincoln National Corporation, represent approximately $44 million or 46 percent of this segment's earnings in the first six months of 1997. The corporate-owned life insurance and reinsurance businesses, with earnings of $51 million in the first six months of 1997, will be retained by CIGNA.

PROPERTY AND CASUALTY

The property and casualty (P&C) segment includes the Ongoing operations (International and Domestic) and Run-off.

Ongoing operations had operating income of $59 million for the second quarter of 1997. This compares with operating income of $56 million for the same period last year. The GAAP combined ratio after policyholders' dividends was 100 for the second quarter of 1997, compared with 101 for the second quarter of 1996. For the first six months of 1997, operating income was $115 million, compared with $97 million for 1996.

The Ongoing operations had $1 million of after-tax catastrophe losses for the second quarter of 1997, compared with $5 million for the same period last year. After-tax catastrophe losses for the first six months of 1997 were $9 million, compared with $20 million for 1996.

Within the Ongoing operations, International had operating income of $36 million for the second quarter of 1997, which was equal to the second quarter 1996 results. The GAAP combined ratio after policyholders' dividends was 94 for the second quarter of 1997, compared with 93 for the same period of 1996. Domestic had operating income of $23 million for the second quarter of 1997, compared with $20 million in 1996. The GAAP combined ratio after policyholders' dividends for the second quarter of 1997 was 106, compared with 109 for the second quarter of 1996.

Run-off operations were breakeven in the second quarter of 1997, compared with operating income of $3 million for the same period in 1996.

OTHER

Other Operations includes unallocated investment income, expenses (including debt service) and taxes, and the results of CIGNA's settlement annuity business, investment and real estate subsidiaries and certain new business initiatives. Other Operations had an operating loss of $16 million in the second quarter of 1997, compared with an operating loss of $14 million in the second quarter of 1996. For the first six months of 1997, the operating loss was $31 million, compared with a loss of $32 million in 1996.


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                                      - 5 -

NET INCOME

Consolidated net income for the quarter was $279 million, or $3.73 per share, compared with $231 million, or $3.00 per share, a year ago. For the first half of 1997, consolidated net income was $567 million, or $7.59 per share, compared with $469 million, or $6.10 per share a year ago.

The 1997 second quarter consolidated net income included after-tax realized investment gains of $9 million, or $0.12 per share, compared with losses of $21 million, or $0.28 per share, for the same period of 1996. Consolidated net income for the first half of 1997 included after-tax realized investment gains of $37 million, or $0.49 per share, compared with losses of $2 million, or $0.03 per share, for the same period of 1996.

REVENUES

Consolidated revenues for the second quarter and first six months of 1997 were $4.7 billion and $9.4 billion, respectively, level with the same periods last year.

ASSETS/SHAREHOLDERS' EQUITY

Assets at June 30, 1997 were $103.7 billion, compared with $98.9 billion at year-end 1996. Shareholders' equity was $7.5 billion ($101.98 per share) at June 30, 1997, compared with $7.2 billion ($97.15 per share) at December 31, 1996.


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                                      - 6 -


Quarterly   earnings  are  available  on  CIGNA's  home  page  on  the  Internet
(http://www.cigna.com).



Statements not dealing with historical results are forward-looking and are based on estimates, assumptions and projections. CIGNA cautions the reader that actual results could differ materially from those expected by CIGNA, depending on the outcome of certain factors including: 1) adverse catastrophe experience in CIGNA's property and casualty businesses; 2) adverse property and casualty loss development for events that CIGNA insured in prior years; 3) an increase in medical costs in CIGNA's health care operations, including increases in utilization and costs of medical services; 4) heightened competition, particularly price competition, reducing product margins and constraining growth in CIGNA's businesses; 5) significant changes in interest rates; and 6) charges associated with the Healthsource acquisition.



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CIGNA CORPORATION                                              [CIGNA LOGO]
COMPARATIVE  SUMMARY  OF  FINANCIAL  RESULTS
(Dollars in millions, except per share amounts)


                                                         Three Months Ended           Six Months Ended
                                                              June 30,                    June 30,
                                                         1997          1996          1997           1996

REVENUES
    Premiums and fees                                 $  3,482      $  3,499      $  6,870      $  6,889
    Net investment income                                1,062         1,111         2,115         2,194
    Other revenues                                         163           152           323           294
    Realized investment gains (losses)                      12           (31)           56            (1)
                                                      --------      --------      --------      --------
         Total                                        $  4,719      $  4,731      $  9,364      $  9,376
                                                      ========      ========      ========      ========

OPERATING INCOME (LOSS) BY SEGMENT (1)
    Employee Life and Health Benefits:
        Indemnity operations                          $     68      $     69      $    126      $    125
        HMO operations                                      58            52           117           108
                                                      --------      --------      --------      --------
          Total Employee Life and Health Benefits          126           121           243           233
    Employee Retirement and Savings Benefits                53            44           107            95
    Individual Financial Services                           48            42            95            74
    Property and Casualty:
       International                                        36            36            69            65
       Domestic                                             23            20            46            32
                                                      --------      --------      --------      --------
          Ongoing operations                                59            56           115            97
       Run-off operations                                   --             3             1             4
                                                      --------      --------      --------      --------
             Total Property and Casualty                    59            59           116           101
     Other Operations                                      (16)          (14)          (31)          (32)
                                                      --------      --------      --------      --------
        Total                                         $    270      $    252      $    530      $    471
                                                      ========      ========      ========      ========

NET INCOME (LOSS) BY SEGMENT
    Employee Life and Health Benefits:
        Indemnity operations                          $     70      $     65      $    132      $    119
        HMO operations                                      58            52           117           108
                                                      --------      --------      --------      --------
          Total Employee Life and Health Benefits          128           117           249           227
    Employee Retirement and Savings Benefits                54            40           116           101
    Individual Financial Services                           47            40           102            74
    Property and Casualty:
       International                                        42            39            83            75
       Domestic                                             25            16            47            33
                                                      --------      --------      --------      --------
          Ongoing operations                                67            55           130           108
       Run-off operations                                   (1)           (4)            1            (7)
                                                      --------      --------      --------      --------
             Total Property and Casualty                    66            51           131           101
    Other Operations                                       (16)          (17)          (31)          (34)
                                                      --------      --------      --------      --------
        Total                                         $    279      $    231      $    567      $    469
                                                      ========      ========      ========      ========

WEIGHTED AVERAGE SHARES
    OUTSTANDING  (thousands)                            74,740        76,821        74,664        76,854

EARNINGS PER SHARE:
    Operating income (1)                              $   3.61      $   3.28      $   7.10      $   6.13
    After-tax realized investment gains (losses)          0.12         (0.28)         0.49         (0.03)
                                                      --------      --------      --------      --------
    Net income                                        $   3.73      $   3.00      $   7.59      $   6.10
                                                      ========      ========      ========      ========

SHAREHOLDERS' EQUITY at June 30                                                   $  7,548      $  6,885
                                                                                  ========      ========
SHAREHOLDERS' EQUITY  PER SHARE at June 30                                        $ 101.98      $  90.40
                                                                                  ========      ========


(1) Operating income (loss) is defined as net income (loss) excluding after-tax realized investment results.